PROSPECTUS
                                                Filed Pursuant to Rule 424(b)(3)
                                                             File No: 333-128138

                       TTI TEAM TELECOM INTERNATIONAL LTD.

                            4,408,123 ORDINARY SHARES

                                   ----------

     This prospectus covers 4,408,123 of our ordinary shares which the selling shareholders identified in this prospectus under "Selling Shareholders" may offer and sell from time to time.

     Our ordinary shares are quoted on the Nasdaq National Market under the symbol "TTIL". The last reported sale price of our ordinary shares on the Nasdaq
National Market on June 19, 2006 was $4.47 per share.

     INVESTING IN OUR ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD
CONSIDER BEFORE PURCHASING OUR ORDINARY SHARES.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   ----------

                  The date of this prospectus is June 20, 2006

                                TABLE OF CONTENTS

ITEM                                                          PAGE
----------------------------------------------------------  ---------

ABOUT THIS PROSPECTUS                                          3
PROSPECTUS SUMMARY                                             3
RISK FACTORS                                                   4
FORWARD-LOOKING STATEMENTS                                    17
OFFER STATISTICS AND EXPECTED TIMETABLE                       17
CAPITALIZATION AND INDEBTEDNESS                               17
REASONS FOR THE OFFER AND USE OF PROCEEDS                     18
PRICE HISTORY OF OUR ORDINARY SHARES                          18
SELLING SHAREHOLDERS                                          19
PLAN OF DISTRIBUTION                                          21
EXPENSES ASSOCIATED WITH THE REGISTRATION                     22
VALIDITY OF SECURITIES                                        22
EXPERTS                                                       23
MATERIAL CHANGES                                              23
ENFORCEABILITY OF CIVIL LIABILITIES                           23
WHERE YOU CAN FIND MORE INFORMATION                           24
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE               24

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the
United States Securities and Exchange Commission, or the SEC.

     Unless the context otherwise requires, all references in this prospectus to
"TTI," "we," "our," "our company, "us" and the "Company" refer to TTI Team
Telecom International Ltd. and its consolidated subsidiaries.

     All references in this prospectus to "ordinary shares" refer to our ordinary shares, par value 0.50 NIS per share.

     All references in this prospectus to "dollars" or "$" are to United States dollars.

     All references in this prospectus to "shekels" or "NIS" are to New Israeli
Shekels.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our financial statements and the related notes, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

TTI TEAM TELECOM INTERNATIONAL LTD.

     We are a leading global provider of network management systems, or NMS, operations support system, or OSS, and business support system, or BSS, solutions for the communications industry. Our software solutions enable communications service providers to maximize and leverage their investments in network infrastructure and to automate, simplify and manage the complex process of delivering multiple communications services over diverse networks. Our Netrac suite of products supports multi-vendor voice and data architectures over wireline, wireless and optical networks, allowing our customers to streamline operations and efficiently and rapidly roll out new services. We are currently developing our next-generation operations support system, or NGOSS, family of products under our proven Netrac platform to address next-generation architectures and managed Internet Protocol, or IP, services. Certain modules from our NGOSS family of products are currently being commercially deployed by one of our tier 1 communications service provider customers.

     We have a significant installed base of solutions with more than 55 customers, including some of the world's largest communications service providers, commonly referred to as tier 1 and tier 2 operators. We have established working relationships with a number of leading network and communications equipment providers which allow us to provide end-to-end integrated solutions as well as stand-alone modules to meet our customers'
needs. Our Netrac suite of products is based on proven technology, which, when combined with our professional service offerings, including customization, implementation and integration expertise and post-sales customer support, make us an attractive turn-key solution provider. Our turn-key solution occasionally incorporates third-party software and may incorporate services performed by third-party integrators or subcontractors. Our software products are designed to work with a wide range of network equipment manufacturers and varied technologies increasing the potential market for our systems.

     TTI Team Telecom International Ltd. was incorporated under the laws of the
State of Israel in February 1990. Our principal executive offices are located at
7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512 Israel, and our telephone number is +972-3-926-9700. We have subsidiaries in the following locations:
Israel, U.S.A., UK, The Netherlands, Australia, British Virgin Islands, Hong
Kong, India, Costa Rica and Malta.

     We commenced independent operations in September 1992, as a subsidiary of
Team Computers and Systems Ltd., after having operated as a division of Team
Computers since 1988. Team Computers is a publicly traded company in Israel. We became a publicly traded company on the Nasdaq National Market, traded under the symbol "TTIL", upon our initial public offering in December 1996.

THE OFFERING

Ordinary Shares Offered           4,408,123 shares

Nasdaq National Market Symbol     "TTIL"

Use of Proceeds                   We will not receive any proceeds from the sale
                                  of the ordinary shares offered hereby.

Ordinary Shares Outstanding       15,091,119

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision regarding our ordinary shares. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS AND OUR INDUSTRY

OUR CUSTOMERS ARE CONCENTRATED IN THE PUBLIC CARRIER COMMUNICATIONS INDUSTRY
AND, ACCORDINGLY, TRENDS IN THIS INDUSTRY COULD HAVE A MATERIAL ADVERSE EFFECT
ON OUR RESULTS OF OPERATIONS.

     Slowly recovering from the telecommunications spending slowdown, global operational support system, or OSS, spending is expected to grow in the coming
years.Growth is built on the need for service providers to support new services and network equipment. However, we are unable to predict the duration of these trends or the extent of any impact that it may have on our results of operations. If any of these trends reverses and the slow-down in capital expenditures resumes, it would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results.

     Recently, the communications service provider industry is undergoing a period of consolidation and mergers. Consolidations and mergers of the providers and the resulting consolidation of customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.

In addition, the OSS market is undergoing a period of merger and acquisition transactions. Transactions like the Watchmark (a.k.a Vallent) acquisition of
Metrica (end of 2004), the Micromuse acquisition of Quallaby (June 2005), the
IBM acquisition of Micromuse (Dec 2005) and other similar transactions are examples of this trend. These competitors' consolidation could result in stronger competition with a larger installation base that could threaten our market positioning and decrease our sales. In addition, the potential for us to engage in a merger or acquisition transaction, whether friendly or not could negatively affect our customers' decisions to purchase our products.

WE DEPEND ON A SMALL NUMBER OF CUSTOMERS FOR A LARGE PORTION OF OUR REVENUES AND
THE LOSS OF ANY ONE MAJOR CUSTOMER WOULD DECREASE OUR REVENUES.

     A large portion of our revenues is derived from substantial orders placed by a relatively small number of customers. Our revenues from our five largest customers represented 40% of our total revenues in 2003, 43% of our total revenues in 2004 and 47% of our total revenues in 2005. Because of our dependence on a small number of customers and large orders, if expected orders are not received, or orders are postponed, reduced or cancelled, our revenues and profitability will be significantly reduced.

OUR PROFITABILITY HAS BEEN, AND MAY CONTINUE TO BE, VOLATILE, WHICH COULD
ADVERSELY AFFECT THE PRICE OF OUR ORDINARY SHARES.

     We reported net losses attributed to our ordinary shares of $30.1 million in 2003, $29.5 million in 2004 and $9.1 million in 2005. Although we have been profitable in the past, we may not be profitable or meet the level of expectations of the investment community in the future, which could have a material adverse impact on our share price. In addition, our operating results may be adversely affected by timing of sales of our products or a shift in our mix of products and services.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE AND MAY NOT BE ABLE TO SECURE
ADEQUATE FUNDS ON TERMS ACCEPTABLE TO US.

     In January 2005, we closed a private placement transaction in which we raised approximately $14.6 million, before expenses of $1.2 million. Please see
"Item 4A - History and Development of the Company" of our Annual Report on Form
20-F for the fiscal year ended December 31, 2005 for more information regarding this transaction. Although we currently believe that we have sufficient capital to finance our operations for the next twelve months, we may choose to raise additional capital. We have recently incurred operating losses that resulted in negative cash flow from operations and may do so in the future. If our cash flows are less than expected, we may need to raise additional funds to respond to unforeseen technological or marketing hurdles, satisfy unforeseen liabilities, or take advantage of unanticipated opportunities. We may not be able to obtain funds at the time or times needed on terms acceptable to us, or at all. If we are unable to obtain adequate funds on acceptable terms, we may not be able to take advantage of market opportunities, develop new products, or otherwise respond to competitive pressures.

OUR FUTURE OPERATING RESULTS DEPEND SIGNIFICANTLY ON THE CONTINUED MARKET
ACCEPTANCE OF OUR NETRAC SUITE OF PRODUCTS, AND IF THESE PRODUCTS DO NOT
CONTINUE TO ACHIEVE OR MAINTAIN MARKET ACCEPTANCE, WE MAY HAVE REDUCED REVENUES.

     Revenues from licensing, servicing and supporting our Netrac suite of products account for a substantial majority of our total revenues. Our future operating results will depend significantly on the continued market acceptance of our Netrac suite of products, and improvements to these products. Our products may not achieve or maintain market acceptance. If they lose acceptance, we may have reduced revenues. This makes it difficult to rely on future revenues from these products.

OUR PRODUCTS GENERALLY HAVE LONG SALES CYCLES AND IMPLEMENTATION PERIODS OVER
WHICH WE MAY NOT HAVE CONTROL.

     Prospective users of our products generally must make a significant commitment of resources. Sales cycles of our products are often lengthy, generally ranging from six to 24 months. Our sales process is often subject to delays caused by lengthy approval processes that usually accompany significant expenditures. In addition, the time required to implement our products can vary significantly with the needs of our customers and generally lasts for six to 24 months. The implementation process is also subject to delay. We cannot control these delays and cannot control the timing of our sales revenue.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO KEEP PACE WITH TECHNOLOGICAL
CHANGES AND EMERGING INDUSTRY STANDARDS.

     The market for our products is characterized by:

     o    rapidly changing technologies;

     o    evolving industry standards;

     o    changing regulatory environments;

     o    frequent new product introductions;

     o    rapid changes in communications service providers' requirements; and

     o    emergence of new types of networks.

     In addition, the introduction of new technologies and new industry standards and practices can render our existing products obsolete and unmarketable. As a result, the life cycles of our products are difficult to estimate and we could lose market acceptance and have reduced related revenues.
Accordingly, our financial performance and growth is dependent on our ability to, among other things:

     o    enhance our existing products;

     o    develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards, including
          next-generation and third-generation networks;

     o    address the increasingly sophisticated needs of our customers;

     o    incorporate new technologies and new infrastructures; and

     o    develop new interfaces between our products and complimentary products.

     We may not be successful at these tasks. We may also experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and features. In addition, our new products and features may not meet the requirements of the marketplace and may not achieve market acceptance.

OUR FUTURE OPERATING RESULTS WILL DEPEND ON THE MARKET ACCEPTANCE OF OUR NEW
MODULES AND FEATURES SUPPORTING NEXT-GENERATION NETWORK, OR NGN, AND IF THESE
INVESTMENTS DO NOT ACHIEVE MARKET ACCEPTANCE, OUR BUSINESS AND FINANCIAL
CONDITION MAY BE ADVERSELY AFFECTED.

     We are in the process of developing, enhancing and deploying our NGN modules and features to support next-generation network architectures and services. We cannot assure you that our NGN modules and features will receive market acceptance. If our NGN modules and features do not receive market acceptance, we may not be able to recover significant resources we invested in the development and enhancement of these modules and features and we may lose future revenues. As a result, our business, financial condition and results of operations may be adversely affected.

IF THE NGN SERVICES (WIRELINE AND WIRELESS COMMUNICATION SERVICE PROVIDERS)
GROWTH SLOWS, DEMAND FOR OUR NGN SUPPORTING MODULES AND FEATURES MAY DECLINE.

     The success of our NGN supporting modules and features will depend heavily on the continued acceptance of the next generation services in the wireline and wireless communication service providers. If use of the next generation services does not continue to grow or grows slower than expected, the market for software that manages communications over NGN modules would be adversely affected.

HIGH PROJECT PRICES AND THE LOW NUMBER OF PROJECTS SOLD BY US MAY RESULT IN
MATERIAL FLUCTUATIONS IN OUR OPERATING RESULTS, AND MAY ALSO CAUSE OUR STOCK
PRICE TO VARY SIGNIFICANTLY.

     Our quarterly and annual operating results have varied significantly in the past as a result of many factors, many of which are outside of our control. In particular, the high project prices and the low number of such projects sold, as well as the timing of sales, can produce significant fluctuations in our quarter-to-quarter and year-to-year financial performance. These fluctuations may increase in the future if we succeed in obtaining larger contracts for projects. The fact that a significant portion of our revenues has been, and will continue to be, derived from substantial orders placed by a few customers exaggerates these fluctuations. The timing and amount of such orders and their fulfillment have caused and will continue to cause material fluctuations in our operating results, particularly on a quarterly basis. Our stock price may also vary significantly as a result of misinterpretation by potential investors of period-to-period comparisons.

WE DEPEND ON STRATEGIC RELATIONSHIPS AND OUR REVENUES MAY BE REDUCED IF SUCH
RELATIONSHIPS ARE NOT SUCCESSFUL. IN ADDITION, OUR FUTURE GROWTH WILL DEPEND IN
PART ON OUR ABILITY TO FORM NEW STRATEGIC RELATIONSHIPS.

     We rely on strategic relationships with system integrators and hardware vendors such as Nortel, Siemens, and CMGLogica to sell our products and services and these relationships may account for a larger portion of our revenues in the future. These parties are not obligated to sell any of our products. Any failure of these relationships to generate significant revenues for us, a termination of any of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could harm our operations and profitability.

WE RELY ON REVENUE FROM OUR INTERNATIONAL OPERATIONS, AND IF WE CANNOT OVERCOME
INHERENT RISKS, THESE OPERATIONS WILL NOT SUCCEED.

     Our current customers are located in more than 20 countries worldwide and we are seeking to expand into other markets. We expect our revenues from international sales to continue to account for a large portion of our total revenues in the future.

     Our international operations and revenues are subject to a number of inherent risks, including:

     o    difficulty in staffing and managing foreign operations generally, and time and costs spent on staffing and managing operations in markets from which we do not derive substantial revenue but still need to maintain a presence;

     o    the impact of possible recessionary environments in certain economies;

     o    changes in regulatory requirements, including a slowdown in the rate of privatization of communications service providers;

     o    difficulties in enforcing our rights in various jurisdictions;

     o    reduced protection for intellectual property rights in some countries;

     o    tariffs and other trade barriers;

     o    adverse tax consequences;

     o    restrictions on the conversion of currencies or the repatriation of earnings;

     o    the burdens of complying with a wide variety of foreign laws and regulations; and

     o    economic and political instability.

     We may not be able to manage these risks and these risks may lead to disputes with our customers. This may have an adverse effect on our operational margins. We may not be able to sustain or increase revenues derived from our international operations.

GOVERNMENT REGULATORY POLICIES IN THE COMMUNICATIONS INDUSTRY MAY HARM OUR
BUSINESS.

     Government regulatory policies have had a major impact on our ability to attract and retain customers. For example, regulatory authorities have overseen the pricing of new and existing communications services, which, in turn, has impacted our customers' abilities to make significant capital expenditures. The enactment of new laws or regulations or changes in the interpretation of existing regulations could inhibit or prevent our customers from purchasing our products.

WE OCCASIONALLY PERFORM A LARGE AMOUNT OF OUR OBLIGATIONS TO CUSTOMERS BEFORE WE
RECEIVE PAYMENT, AND IN SOME INSTANCES, WE COMMENCE OUR PERFORMANCE BEFORE WE
HAVE CONCLUDED A WRITTEN AGREEMENT WITH A CUSTOMER, WHICH FORCES US TO FINANCE
OUR PERFORMANCE AND RISK NONPAYMENT.

     We occasionally perform a large amount of our obligations to customers before receiving payment. In some instances we commence our performance before we have concluded a written agreement with a customer. Because of this, we must finance the costs of performing under our customer agreements, and risk nonpayment. Although our customers are generally large companies, they may not pay our fees when due. Payment of our fees is generally not secured or guaranteed. Delayed payment or failure to receive payment may strain our finances.

SOME OF OUR CUSTOMERS MAY TERMINATE THEIR AGREEMENTS WITH US AFTER WE HAVE
PARTIALLY PERFORMED UNDER SUCH AGREEMENTS, AND IN SUCH EVENT, WE MAY HAVE
DIFFICULTY RECOVERING OUR COSTS AND MAY LOSE FUTURE REVENUES.

     In order to continue to sell our products despite the slow-down of expenditures by communications service providers, and resulting increased competition, we have often been required to agree to provisions in our contracts with customers that generally make it easier for customers to terminate their agreements with us at various stages of performance, with payments covering only actual costs incurred by us up to the date of termination. Our performance often largely comprises services and customized products which we cannot recover and resell. As a result, if any of our customers terminate their agreements with us, we may have difficulty recovering our costs up to the date of any termination, despite a customer's obligation to reimburse us. In such event, we may have reduced future revenues. Please see the discussion regarding the termination of a contract with a major customer in "Item 8A - Legal Proceedings" of our Annual
Report on Form 20-F for the fiscal year ended December 31, 2005.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN THE HIGHLY COMPETITIVE MARKETS FOR
OUR PRODUCTS.

     The markets for our products are very competitive, and we expect competition to increase in the future. Our current and prospective competitors offer a variety of solutions to address the markets for network management system, or NMS, operational support system, or OSS, and Business support system, or BSS. Our current and potential competitors include:

     o    organizations' IT departments that provide NMS, OSS and BSS applications for their particular internal needs;

     o    providers of NMS, OSS and BSS, such as Agilent Technologies, Syndesis
          Ltd., Hewlett-Packard, Infovista, Metasolv, IBM (Micromuse) and
          Telecordia Technology;

     o    communications equipment vendors, such as Nortel, Ericsson, and Lucent
          Technologies; and

     o    systems integrators who provide programming services to develop customer-specific applications, such as CMGLogica, BusinessEdge,
          Accenture, Cap Gemini and IBM Global Services.

     o    managed service providers, such as Nortel and Ericsson, that offer their customers management services on top of their networks rather than building their own Network Operation Center, or NOC, and purchasing an independent management system.

Many of our current and potential competitors have significantly greater financial, technical, sales, customer support, marketing and other resources and longer operating histories than we have. Many also have greater name recognition and a larger installed base of their products and technologies. Any of these competitors may be able to respond more quickly than us to new or emerging technologies and changes in customer requirements. They may be able to devote greater resources to the development, promotion and sale of their products and may develop products comparable or superior to ours. In addition, our competitive position may be adversely affected by the recent trend towards consolidation amongst our competitors.

     Increased competition could result in price reductions, reduced margins or loss of market share. If we are unable to compete successfully against current and future competitors, our revenues and profitability may be reduced.

WE MAY COMPETE WITH OUR CUSTOMERS' INTERNAL EFFORTS TO DESIGN NMS, OSS AND BSS
SOLUTIONS.

     Some of our customers continuously evaluate whether to design and develop their own NMS, OSS and BSS solutions or purchase them from outside vendors. As a result, we may lose customers and customer opportunities.

CURRENCY FLUCTUATIONS COULD REDUCE OUR REVENUES AND PROFITABILITY.

     A portion of our revenues and expenses are in currencies other than U.S.
dollars. Accordingly, fluctuations in exchange rates between these currencies and the U.S. dollar could reduce our revenues and profitability.

WE MAY BE UNABLE TO ATTRACT OR EXPLOIT INDIRECT SALES CHANNELS THAT WILL MARKET
OUR PRODUCTS EFFECTIVELY.

     In the past, we have relied primarily on direct sales to customers. In the future, we expect to make increasing use of original equipment manufacturers, commonly referred to as OEMs, strategic marketing agreements, alliances with system integrators and other indirect channels for sales and support of our products. However, we may not be able to attract OEMs and strategic marketing partners that will be able to market our products effectively. The inability to recruit, or the loss of, important OEMs or strategic marketing partners could cause a reduction in our revenues and profitability.

OUR FUTURE EXPANSION MAY PLACE A STRAIN ON OUR MANAGEMENT PERSONNEL AND
RESOURCES.

     In the near future, we intend to expand into new markets worldwide. In addition, to support our expanded operations we will have to hire additional skilled personnel. We may not be successful in expanding our operations or in hiring additional skilled personnel. Competition for qualified personnel is generally intense. Our ability to compete effectively and to manage the future expansion of our operations will require us to continue to improve our financial and management controls, reporting systems and procedures. We may not be able to perform any of these activities successfully and this could harm our business and reduce our profitability.

DUE TO RECENT CHANGES IN OUR SENIOR MANAGEMENT, WE MAY NOT BE ABLE TO ACHIEVE
OUR OBJECTIVES.

     In March 2005, Menahem Tirosh resigned from his position as our Chief
Executive Officer. Meir Lipshes served as our acting Chief Executive Officer from March 2005 to November 2005. In December 2005, we employed Reuven Markus as our new Chief Executive Officer. In addition, during 2004 and 2005, several other members of our senior management left the employment of the Company and as a result, we employed several new high-level officers in 2005 and at the beginning of 2006. The difficulties inherent in selecting a suitable Chief
Executive Officer and other members of the management team, transitioning the
Company under the leadership of new management, including a new Chief Executive
Officer, and assimilating new management personnel into the Company's corporate culture could cause a reduction in our efficiency and profitability, may harm perceptions of us in the investment community and may cause our stock price to decline.

IF WE ARE UNABLE TO RETAIN AND ATTRACT MANAGEMENT AND TECHNICAL PERSONNEL, WE
MAY NOT BE ABLE TO ACHIEVE OUR OBJECTIVES.

     The success of our business depends in large part on the continuing contributions of our management and technical personnel. If we are unable to retain several key people, this could cause a reduction in our efficiency and profitability, may harm perceptions of us in the investment community and may cause our stock price to decline.

     Our future success also depends on our continuing ability to attract and retain highly qualified management and technical personnel. Highly qualified technical personnel are in demand in Israel, and competition for such personnel is generally intense. If we are not able to attract and retain such personnel when and as needed, our business could be harmed.

ONE PERSON BENEFICIALLY OWNS A SUBSTANTIAL AMOUNT OF OUR SHARES AND MAY
INFLUENCE OUR AFFAIRS.

As of March 24, 2006, Shlomo Eisenberg, the former chairman of our board of directors, beneficially owns 4,436,224 ordinary shares, which represents approximately 23.6% of our voting power. As a result, he may have an influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. For additional details, see "Item 7 -
Major Shareholders and Related Party Transactions" of our Annual Report on Form
20-F for the fiscal year ended December 31, 2005. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price. For more information on the effect such concentration of ownership could have on our share price, please see the risk factor entitled "Substantial future sales of our ordinary shares may depress our share price."

OUR PROPRIETARY TECHNOLOGY IS DIFFICULT TO PROTECT AND WE MAY LOSE OUR RIGHTS TO
IT.

     Our success and ability to compete depend in part on our proprietary software technology. We rely on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We currently have no registered patents.

     We are subject to a number of risks relating to intellectual property rights, including the following:

     o    the measures we have taken to protect our proprietary rights may not be adequate to prevent others from misappropriating our technology or from independently developing or selling technology or products with features based on or similar to ours;

     o    our customers that are given access to our intellectual property rights under rare circumstances, may infringe these rights;

     o    our intellectual property rights may be challenged, invalidated, violated or circumvented and may not provide us with any competitive advantage;

     o    any future litigation to protect our proprietary rights could result in substantial cost to us, even if we ultimately prevail; and

     o    a determination against us in any such litigation could subject us to significant liabilities to other parties and could prevent us from manufacturing, selling or using our products.

     If we lose any of our rights to our proprietary technology, we may not be able to continue our business.

WE CURRENTLY RELY ON SOFTWARE THAT WE LICENSE FROM THIRD PARTIES, AND WE MAY IN
THE FUTURE RELY ON SOFTWARE THAT WE INTEND TO LICENSE FROM THIRD PARTIES. IF WE
FAIL TO MAINTAIN THESE LICENSES, WE MAY EXPERIENCE DELAYS OR REDUCTIONS IN OUR
PRODUCT SHIPMENTS AND HAVE DIFFICULTY CONTINUING OUR BUSINESS.

     We rely on software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. In the future, we may rely on additional software that we intend to license from third parties. Some of these third party software licensors are small or early-stage companies that are not as stable as larger and more established software licensors. Our third-party licensors that are larger and more established software licensors may impose on us stringent conditions to maintain our licenses and may unilaterally change the price and other terms of our licenses. These third party software licenses may not continue to be available to us on commercially reasonable terms or at all or, if available, may infringe upon the proprietary rights of other parties. Our loss of or inability to maintain our existing software licenses or obtain future licenses could result in delays or reductions in our product shipments. These delays or reductions in shipments could cause a reduction in our revenues or profitability and could harm our business.

OUR TECHNOLOGY MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES
AND WE MAY LOSE OUR RIGHTS TO IT.

     We rely on our proprietary software technology to compete in our markets.
We are subject to a number of risks relating to intellectual property rights, including the following:

                                       10

     o    we expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps;

     o    we may inadvertently violate the intellectual property rights of other parties and other parties may assert infringement claims against us;

     o    if we violate the intellectual property rights of other parties we may be required to modify our products or intellectual property or obtain a license to permit their continued use;

     o    any future litigation to defend us against allegations that we have infringed the rights of others could result in substantial cost to us, even if we ultimately prevail; and

     o    determination against us in any such litigation could subject us to significant liabilities to other parties and could prevent us from manufacturing, selling or using our products.

     If we lose any of our rights to our proprietary technology, we may not be able to continue our business.

DEFECTS IN OUR SOFTWARE PRODUCTS COULD REDUCE OUR REVENUES AND HARM OUR
REPUTATION.

     The development, enhancement and implementation of our complex software products involve substantial risks of product defects or failures. Despite testing by us and our customers, errors may be found in products after they are licensed to customers. This could result in:

     o    a delay in recognition or loss of revenues;

     o    loss of market share; and

     o    failure to achieve market acceptance (brand recognition).

     The complexities of the implementation of our products involve additional risks of performance failure and substantial delays. Because our customer base consists of a relatively limited number of users, the harm to our reputation that could result from product defects or implementation errors could be especially damaging. This could seriously harm our business.

THE RIGHTS OF THE HOLDERS OF OUR SERIES A PREFERRED SHARES ARE SUPERIOR TO THOSE
OF THE HOLDERS OF OUR ORDINARY SHARES.

     In January 2005, we issued 6,636,391 Series A Preferred Shares to investors in the private placement transaction described elsewhere in this prospectus.
These preferential rights include:

     o    weighted-average anti-dilution protection in the event that following the closing of the transaction we issue or are deemed to have issued
          (subject to certain exceptions) ordinary shares at a price per share that is lower than the conversion price in effect at the time of such issuance or deemed issuance, which could result in dilution of the holdings of ordinary shareholders;

     o    a preference in the event we are liquidated, which could result in the holders of our ordinary shares recovering a lesser amount in the event of our liquidation than they would have received had we not issued the
          Series A Preferred Shares;

     o    veto rights over certain material actions taken by us, which could be exercised by the holders of the Series A Preferred Shares in a manner detrimental to the interests of the holders of our ordinary shares;
          and

     o    the right to nominate one member to our board of directors, which could result in such member voting on matters brought before our board of directors in a manner detrimental to the interests of the holders of our ordinary shares.

                                       11

     For more information on the private placement transaction, see "Item 10.C -
Private Placement of Series A Preferred Shares" of our Annual Report on Form
20-F for the fiscal year ended December 31, 2005.

     As of March 24, 2006, 2,181,820 Series A Preferred Shares had been converted into ordinary shares and 4,454,571 remain outstanding. In addition,
2,671,648 warrants are still outstanding out of 3,026,193 warrants granted to the investors in the private placement transaction.

A SECURITIES CLASS ACTION LAWSUIT AGAINST US COULD HARM OUR BUSINESS.

     A shareholder class action lawsuit was filed in September 2004 against us,
Team Software Industries Ltd., which was then our principal shareholder, and certain of our executive officers. The lawsuit alleges that material misrepresentations and omissions concerning the Company's operations and performance artificially inflated the Company's stock price, causing damages to investors. Based on our initial review of the recently-filed amended complaint, we believe that the claims are without merit and intend to vigorously defend the action. However, this purported class action is at an early stage and we cannot predict the outcome of this dispute. In the event of an unfavorable resolution, we may be required to pay damages and other costs in excess of the amounts covered by our insurance. In addition, the defense of this action may divert the attention of some of our management from other aspects of our business.
Accordingly, this action could have a materially adverse effect on our results of operations and financial condition.

WE MAY NOT BE SUCCESSFUL IN OUR ONGOING LAWSUIT WITH A FORMER MAJOR CUSTOMER.

     In November 2002, we received a letter from a major customer notifying us of the termination of an agreement for the supply by us of a Manager of Managers system ("MoM"), and its intention to call the 1 million pound performance bond issued by a bank on our behalf under the agreement. We believe that the customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement. We filed an application in an English court on November 18, 2002, requesting an injunction to prevent the customer from calling the bond. On January 23, 2003, an order was issued denying our request for the injunction to continue, on a number of grounds, including that our submissions were fact-based and related to the merits of the termination and not the procedural validity of the termination or the conformity of the written notice with the requirements of the agreement. Because we believe that the termination of the agreement was unlawful, court proceedings were commenced (as part of the injunction proceedings) claiming damages for the customer's wrongful repudiation of the agreement.

     Our management believes, in light of the facts surrounding our relationship with this customer, and following consultations with legal counsel, that we have reasonably good prospects of establishing that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement. We cannot currently quantify the amount of damages that we would receive if we were to succeed in a lawsuit against the customer. The claim and particulars were served on the customer in December 2005. On March 28, 2006, we were served with the defense and counterclaim and it is currently under review. We cannot presently estimate the amount of damages that could be sought by the customer in a potential counterclaim.

WE DO NOT INTEND TO PAY DIVIDENDS.

     We have never declared or paid any cash dividends on our ordinary shares.
We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OUR U.S.
SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES.

     If, for any taxable year, our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S.
shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, having potentially punitive interest charges apply to those gains, and the denial of the taxation of certain dividends paid by us at the lower rates applicable to long-term capital gains. Although we do not believe that we have been a PFIC for any tax year through and including 2005, the tests for determining PFIC status are applied annually and are based in part on reference to the market value of our shares or valuing our assets, and it is difficult to make accurate determinations about these items. Accordingly, we cannot make any assurances to you about our status. U.S. shareholders are urged to consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of the rules relating to PFIC and related tax consequences, please see the section of our Annual Report on
Form 20-F for the fiscal year ended December 31, 2005 entitled "Taxation --
United States Federal Income Tax Considerations."

                                       12

RISKS RELATING TO OPERATIONS IN ISRAEL

CONDITIONS IN ISRAEL COULD HARM OUR RESULTS OF OPERATIONS.

     We are incorporated under the laws of Israel, and our principal offices are located in Israel. Accordingly, political, economic and military conditions in
Israel directly affect our operations. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since
October 2000, there has been a high level of violence and hostilities between
Israel and the Palestinians, which has strained Israel's relationship with its
Arab citizens and several Arab countries. Such ongoing hostilities may hinder
Israel's international trade relations and may limit the geographic markets where we can sell our products. Furthermore, several countries restrict business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as the result of the recent increase in hostilities.

     In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the
Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the
Palestinian Authority, as well as to the stability in the Middle East as a whole.

     We do not believe that the political and security situation has had a material impact on our business to date; however, we can give no assurance that it will have no such effect in the future. Any hostilities involving Israel or threatening Israel, or the interruption or curtailment of trade between Israel and its present trading partners or a significant downturn in the economic conditions in Israel could adversely affect our operations.

THE RATE OF INFLATION IN ISRAEL MAY NEGATIVELY IMPACT OUR COSTS IF IT EXCEEDS
THE RATE OF DEVALUATION OF THE NIS AGAINST THE U.S. DOLLAR.

     The majority of our revenues are denominated in U.S. dollars or are U.S.
dollar-linked, but we incur a significant portion of our expenses, principally the rent for our facilities in Israel and salaries and related personnel expenses in Israel, in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. In that event, the U.S. dollar cost of our operations in
Israel will increase and our U.S. dollar-measured results of operations will be adversely affected.

     To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the
NIS. If we perform hedging transactions, they may not adequately protect us from the effects of inflation in Israel.

THE TAX BENEFITS WE CURRENTLY RECEIVE REQUIRE US TO MEET SEVERAL CONDITIONS,
WHICH WE MAY FAIL TO SATISFY.

     Our investment programs were granted the status of an approved enterprise under Israel's Law for Encouragement of Capital Investments, 1959, or the
Investments Law. An approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The benefits available to an approved enterprise are dependent upon the fulfillment of conditions stipulated in applicable law and the certificate of approval. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. This could harm our business and our profitability.

                                       13

THE TAX BENEFITS WE CURRENTLY RECEIVE MAY BE REDUCED IN THE FUTURE.

     The Israeli government may reduce or eliminate in the future tax benefits available to approved enterprise programs. Our approved enterprise program and the tax benefits thereunder may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our taxes. The amount, if any, by which our taxes would increase will depend upon the rate of the tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

WE MAY BE REQUIRED TO PAY STAMP DUTY ON AGREEMENTS EXECUTED BY IT ON OR AFTER
JUNE 1, 2003. THIS WOULD INCREASE THE COMPANY'S TAXES.

     The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law,
provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel, including us, and have requested disclosure of all agreements signed by such companies since June 1, 2003, with the aim of collecting stamp duty with respect to such agreements. Based on advice from our
Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, the same could materially adversely affect our results of operations.

     Under an order published in December 2005, the requirement to pay stamp duty was cancelled with respect to documents signed on or after January 1, 2006.

THE GOVERNMENT PROGRAMS IN WHICH WE HAVE PARTICIPATED IN THE PAST REQUIRE US TO
MEET SEVERAL CONDITIONS, WHICH WE MAY FAIL TO SATISFY. SUCH GRANTS MAY BE
REDUCED IN THE FUTURE, WHICH WOULD INCREASE OUR COSTS.

     We received grants and participated in programs sponsored by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, the
Israel-United States Binational Industrial Research and Development Foundation,
known as the BIRD Foundation and from the European Union. To maintain our eligibility for these programs we must continue to meet several conditions under these grant programs and the Law for the Encouragement of Research and
Development in the Industry, 1984, and the regulations promulgated thereunder, or the R&D Law. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of
Israel, or require that we share with others intellectual property rights that are the subject of such grants. If we fail to comply with these conditions in the future we might be subject to certain sanctions such that, the benefits received could be cancelled. We could also be required to refund any payment previously received under these programs. Any non-Israeli who becomes a direct holder of 5% or more of our share capital is generally required to notify the
Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above in this paragraph.

     In addition, these programs may not continue in the future at their current levels or at any level. From time to time, we may submit requests for new grants from the Chief Scientist. These requests might not be approved, particularly in light of the reduction in government spending in Israel. The termination or reduction of these grants would require us to divert other funds to product development and increase our other operational costs.

OUR RESULTS OF OPERATIONS COULD BE NEGATIVELY AFFECTED BY THE OBLIGATIONS OF OUR
PERSONNEL TO PERFORM MILITARY SERVICE.

     Most of our executive officers and employees in Israel are obligated to perform annual military reserve duty. They may also be further subject to being called to active duty at any time under emergency circumstances and could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees because of military service. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Any disruption in our operations as the result of military service by key personnel could harm our business.

                                       14

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND
DIRECTORS OR TO ASSERT U.S. SECURITIES LAW CLAIMS IN ISRAEL.

     Service of process upon our directors and officers may be difficult to effect within the United States because some of these people reside outside the
United States. Any judgment obtained in the United States against us or these individuals or entities may not be enforceable within the United States.

     There is doubt as to the enforceability of civil liabilities under the
Securities Act and the Exchange Act in original actions instituted in Israel.
However, subject to specified time limitations, Israeli courts may enforce a
U.S. final executory judgment in a civil matter, provided that:

     o    adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

     o    the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

     o    the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

     o    the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

     o    an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S.
          court; and

     o    the U.S. court is not prohibited from enforcing the judgments of
          Israeli courts.

PROVISIONS OF ISRAELI LAW COULD DELAY, PREVENT OR MAKE DIFFICULT A MERGER OR
OTHER BUSINESS COMBINATION.

     Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The
Israeli Companies Law generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if shares, representing a majority of the voting power present at the shareholders meeting, and which are not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Finally, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger.
Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer. Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorable than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or make more difficult an acquisition of or merger with us, which could depress our share price.

                                       15

WE MAY NOT BE SUCCESSFUL IN OUR NEGOTIATIONS WITH THE ISRAELI TAX AUTHORITIES
RELATING TO A TAX ASSESSMENT FOR THE YEARS 2000, 2001 AND 2002.

     In January 2006, we were notified by the Israeli Tax Authorities of a tax assessment in the amount of approximately $3.8 million relating to our tax liabilities for the years ended December 31, 2000, 2001 and 2002. We are currently negotiating a settlement agreement with the Israeli Tax Authorities as well as, in parallel, preparing an appeal to the assessment. We have, based on our legal counsel's opinion, increased our reserves to an aggregate amount of
$1.6 million to account for such assessment. In the event we are required to pay more than the reserved $1.6 million, it could have a materially adverse effect on our results of operations and financial condition.

     In addition, we have assessed that a tax exposure contingency may exist with regard to relocation expenses of certain of our subsidiaries' employees and former employees. We cannot reasonably estimate the related amount of loss, if any, for the tax contingency. Accordingly, and based on our legal counsel's opinion, we have not recorded an accrual for the said tax contingency.

RISKS RELATED TO THE MARKET FOR OUR ORDINARY SHARES

OUR SHARE PRICE HAS DECREASED SIGNIFICANTLY AND COULD CONTINUE TO FLUCTUATE
SIGNIFICANTLY.

     The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price has decreased significantly since late 2002. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

     o    fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

     o    shortfalls in our operating results from levels forecast by securities analysts;

     o    announcements concerning us or our competitors;

     o    the introduction of new telecommunications services and new industry standards;

     o    changes in pricing policies by us or our competitors;

     o    general market conditions, and changes in market conditions in our industry;

     o    the general state of the securities market (particularly the technology sector); and

     o    political, economic and other developments in the State of Israel and worldwide.

SUBSTANTIAL FUTURE SALES OF OUR ORDINARY SHARES MAY DEPRESS OUR SHARE PRICE.

     We have several shareholders who are the beneficial owners of 5% or more of our ordinary and/or preferred shares. For information on the share ownership of our majority shareholders, please see "Item 7.A. - Major Shareholders" of our
Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

     On January 3, 2005, we completed a private placement transaction in which we issued (i) 6,636,391 Series A Convertible Preferred Shares, par value NIS
0.50 each, or the Series A Preferred Shares, at a purchase price of $2.20 per share, resulting in aggregate proceeds (before expenses) of approximately $14.6 million, before expenses of $1.2 million and (ii) warrants to purchase up to
3,026,193 of our ordinary shares, pursuant to a Purchase Agreement dated as of
November 29, 2004. As of March 24, 2006, 2,181,820 Series A Preferred Shares had
been converted into ordinary shares and 4,454,571 remain outstanding. As of
March 24, 2006, 354,545 warrants have been exercised and 2,671,648 remain outstanding. In addition, as of March 24, 2006, the exercise price of the warrants was lower than the market price. For more information on the private placement transaction, see "Item 10.C. - Private Placement of Series A Preferred
Shares" of our Annual Report on Form 20-F for the fiscal year ended December 31,
2005. These ordinary shares and warrants have since been registered with the
U.S. Securities and Exchange Commission.

     Furthermore, certain of our major shareholders have registration rights with respect to our ordinary shares. In August 2005, we received a notice of exercise of certain of these registration rights with respect to 4,408,123 ordinary shares. Upon completion and effectiveness of this registration statement, these 4,408,123 ordinary shares will become freely tradeable. For more information on the registration rights, see "Item 7.B. Related Party
Transactions - Registration Rights" of our Annual Report on Form 20-F for the
fiscal year ended December 31, 2005.

                                       16

     If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding preferred shares, warrants or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and upon terms and conditions we deem appropriate.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates historical information and forward-looking statements within the meaning of the federal securities laws.
Statements looking forward in time are included in this prospectus pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of
1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein, including all of the risks and uncertainties discussed under "Risk Factors" and elsewhere in this prospectus, as well as in the documents we have incorporated by reference. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements and you should therefore not rely on these forward-looking statements, which are applicable only as of the date hereof.

     We urge you to consider that statements that use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate," "project"
and similar expressions are intended to identify forward-looking statements.
These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that could cause our actual results to differ materially include, but are not limited to, those discussed above under "Risk Factors,"
elsewhere in this prospectus and in the documents we have incorporated by reference.

     Except as required by applicable law, including the securities laws of the
United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based.

                     OFFER STATISTICS AND EXPECTED TIMETABLE

     The selling shareholders identified in this prospectus may sell from time to time up to 4,408,123 ordinary shares. See "The Offer and the Listing" below.
The offering shall remain open for up to ninety (90) days. We will announce the closure of the offering through a press release or other means reasonably sufficient to notify prospective purchasers.

                         CAPITALIZATION AND INDEBTEDNESS

     The following table sets forth audited consolidated short-term debt and capitalization, determined in accordance with accounting principles generally accepted in the United States ("GAAP"), as at December 31, 2005. The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

                                      AS OF DEC 31,
                                          2005
                                         ACTUAL
                                     (IN THOUSANDS)
                                         ------

Short-term debt                              --
Long-term debt                               --
                                        -------
Total shareholders' equity              $32,443
                                        -------

                                       17

                    REASONS FOR THE OFFER AND USE OF PROCEEDS

     The selling shareholders are the holders of registration rights pursuant to a Registration Rights Agreement between us and Team Software Industries Ltd.
("Team Software"), dated as of October 22, 1996 (the "Registration Rights
Agreement"). Under the Registration Rights Agreement, Team Software is entitled to demand registration of all its shares in TTI at any time after the passage of
12 months from the date of our initial public offering. In June of 2005, Team
Software assigned certain of its rights under the Registration Rights Agreement to the other selling shareholders. On August 2, 2005, we received a notice of exercise of these registration rights from Arad Investment & Industrial
Development Ltd., one of the assignees under the assignment agreement, delivered on behalf of itself and the other selling shareholders.

     This prospectus has been prepared, and the registration statement of which this prospectus is a part has been filed with the SEC, to satisfy our obligations to the selling shareholders under the Registration Rights Agreement.

     Accordingly, this prospectus covers the disposition by the selling shareholders of 4,408,123 ordinary shares specified in the aforementioned notice of exercise of registration rights.

     We will not receive any of the proceeds from the sale of our ordinary shares by the selling shareholders.

                      PRICE HISTORY OF OUR ORDINARY SHARES

     Our ordinary shares have been traded on the Nasdaq National Market under the symbol "TTIL" since our initial public offering on December 4, 1996. The following tables set forth, for the periods indicated, the high ask and low bid prices of our ordinary shares, as reported by the Nasdaq National Market.

                                       HIGH                 LOW
                                      ------               ------

2001:
Full Year                             $26.84               $10.19

2002:
Full Year                             $34.50               $ 4.11

2003:
Full Year                             $ 6.65               $ 4.05

2004:
Full Year                             $ 6.40               $ 1.71
First Quarter                           6.40                 4.67
Second Quarter                          6.19                 3.11
Third Quarter                           3.20                 1.71
Fourth Quarter                          2.63                 1.82

2005:
Full Year                             $ 3.58               $ 1.84
First Quarter                           2.58                 1.84
Second Quarter                          2.40                 1.96
Third Quarter                           3.49                 2.28
Fourth Quarter                          3.58                 2.68

2006:
First Quarter                         $ 4.42               $ 3.12

                                       18

MOST RECENT SIX MONTHS:
November 2005                         $ 3.58               $ 2.84
December 2005                           3.39                 2.73
January 2006                            3.83                 3.12
February 2006                           4.04                 3.44
March 2006                              3.82                 4.42
April 2006                              4.30                 4.99

     On June 19, 2006, the last reported sale price of our ordinary shares on the Nasdaq National Market was $4.47 per share.

                              SELLING SHAREHOLDERS

     This prospectus covers 4,408,123 ordinary shares held by the selling shareholders.

     The following table sets forth information about the beneficial ownership of each selling shareholder as to:

     o    the number of ordinary shares that are beneficially held by the selling shareholder; and

     o    the maximum number of shares that may be offered by each selling shareholder by this prospectus.

     We cannot estimate the number of ordinary shares that will be beneficially owned by the selling shareholders after completion of this offering because the selling shareholders may sell all, some or none of the ordinary shares beneficially owned by them prior to this offering, and may subsequently acquire the beneficial ownership of other shares. Our registration of these securities does not necessarily mean that the selling shareholders will dispose of any or all of the securities.

     The information provided in the table below is provided as of April 30,
2006 and is based on information provided by the selling shareholders. For purposes of calculating each person's or entity's percentage ownership of outstanding ordinary shares, there were 15,091,119 ordinary shares outstanding on April 30, 2006. Except as indicated in the footnotes below, to our knowledge, the persons named in this table:

o    have sole voting and investment power with respect to the shares beneficially owned by them;

o    have not acquired any of the shares offered hereby within the past three years;

o    have not had any position, office or other material relationship with us, or our affiliates, within the past three years; and

o    are not registered broker-dealers or affiliates of registered broker dealers.

                                       19

                                                                                ORDINARY SHARES
                                                                               BENEFICIALLY OWNED      PERCENTAGE OF         NUMBEROFORDINARY
NAME OF SELLING                                                                  PRIOR TO THE           OUTSTANDING           SHARES OFFERED
SHAREHOLDER                                                                        OFFERING            ORDINARYSHARES             HEREBY
--------------------------------                                                   ---------                ----                ---------

Arad Investment & Industrial Development Ltd.(1)
3 Har Sinai St., Tel Aviv 65816, Israel                                            1,270,665                8.42%               1,270,665

Barzeverin Corporation Ltd.(2)
3 Har Sinai St., Tel Aviv 65816, Israel                                            1,688,123               11.18%               1,688,123

Shlomo Eisenberg(3)
5 Amiel Street, Bnei Brak, Israel                                                    594,836                3.94%                 566,735

Tirza Eisenberg(4)
5 Amiel Street, Bnei Brak, Israel                                                    188,912                1.25%                 188,912

Team Computers and Systems Ltd. (5)
7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel                        13,458                0.09%                  13,458

Team Software Industries  Ltd. (5)
7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel                       680,230                4.51%                 680,230

(1)  Arad Investment and Development Ltd. ("Arad") owns 58.21% of Team Computers and Systems Ltd. ("Team Computers"), and Team Computers owns 100% of the issued and outstanding shares of Team Software Industries Ltd. ("Team
     Software"), and, therefore, Arad may be deemed to beneficially own the ordinary shares held by Team Computers and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange. Arad acquired the shares offered hereby in April 2005 as part of the distribution, for no consideration, by Team Computers of an aggregate of 5,166,062 of our ordinary shares pro rata to all of its shareholders. Ilan Toker, the
     President and Chief Financial Officer of Arad, is a member of our Board of
     Directors.

(2)  Barzeverin Corporation Ltd. ("Barzeverin") is a wholly owned subsidiary of
     Arad.Barzeverin acquired the shares offered hereby in April 2005 as part of the distribution, for no consideration, by Team Computers of an aggregate of 5,166,062 of our ordinary shares pro rata to all of its shareholders.

(3)  Shlomo Eisenberg, directly and indirectly (through a wholly owned subsidiary), owns approximately 14.87% of Team Computers and is also a member of the controlling group of shareholders of Arad. Therefore, Mr.
     Eisenberg may be deemed to beneficially own the ordinary shares held by
     Arad, Barzeverin, Team Computers and Team Software. Mr. Eisenberg disclaims any such beneficial ownership. From our inception in September 1992 to
     December 29, 2004, Mr. Eisenberg was the Chairman of our Board of
     Directors. He is currently an officer of Team Computers, and was formerly
     Chairman of the Board of Directors of Team Computers and Arad. Mr.
     Eisenberg acquired the shares offered hereby in a private transfer from
     Ashrat Financial Consultants Ltd. ("Oshrat"), which he owns together with his wife, Tirza Eisenberg. Oshrat acquired the shares offered hereby in
     April 2005 as part of the distribution, for no consideration, by Team
     Computers of an aggregate of 5,166,062 of our ordinary shares pro rata to all of its shareholders.

(4)  Ms. Eisenberg acquired the shares offered hereby in a private transfer from
     Oshrat, which she owns together with her husband, Shlomo Eisenberg. Oshrat acquired the shares offered hereby in April 2005 as part of the distribution, for no consideration, by Team Computers of an aggregate of
     5,166,062 of our ordinary shares pro rata to all of its shareholders.

(5)  Team Computers is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange. Team Computers owns 100% of the issued and outstanding shares of Team Software. As of August 31, 2005, Meir Lipshes,
     the Chairman of our Board of Directors and, from March 2005 through,
     November 2005, our acting Chief Executive Officer, owned approximately
     8.51% of Team Computers' shares. Mr. Lipshes disclaims any beneficial ownership in our ordinary shares owned by Team Software. Mr. Lipshes was formerly President, Chief Executive Officer and a director of Team
     Computers. All of the shares offered hereby by Team Software and Team
     Computers were acquired more than three years prior to the date of this prospectus.

                                       20

                              PLAN OF DISTRIBUTION

     The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling ordinary shares or interests in ordinary shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their ordinary shares or interests therein on any stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions.
These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

     The selling shareholders may use any one or more of the following methods when disposing of ordinary shares or interests therein:

     o    ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o    block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o    purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o    an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o    short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

     o    through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

     o    broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

     The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

     The selling shareholders also may transfer the shares of ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     In connection with the sale of ordinary shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of ordinary shares in the course of hedging the positions they assume. The selling shareholders may also sell ordinary shares short and deliver these securities to close out their short positions, or loan or pledge ordinary shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of ordinary shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

                                       21

     The aggregate proceeds to the selling shareholders from the sale of the ordinary shares offered by them will be the purchase price of the ordinary shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

     The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of
1933, provided that they meet the criteria and conform to the requirements of that rule.

     The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the ordinary shares or interests therein may be
"underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profits they earn on any resale of the ordinary shares may be underwriting discounts and commissions under the
Securities Act. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

     To the extent required, the ordinary shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

     In order to comply with the securities laws of some states, if applicable, the ordinary shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates.
In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities
Act.

     We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the ordinary shares offered by this prospectus.

     We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective for a period of up to ninety (90) days.

                    EXPENSES ASSOCIATED WITH THE REGISTRATION

     We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement of which this prospectus is a part. We estimate these expenses to be approximately $12,000, which include the following categories of expenses:

SEC registration fee                                         $ 1,500
Printing, EDGAR and photocopying fees                        $   500
Legal fees and expenses                                      $28,000
Accounting fees and expenses                                 $10,000
Transfer agent and registrar fees and expenses               $ 1,000
Miscellaneous expenses                                       $ 1,500
                                                             -------
Total Expenses                                               $42,500
                                                             =======

                             VALIDITY OF SECURITIES

     The validity of the ordinary shares offered hereby will be passed upon for us by Goldfarb, Levy, Eran, Meiri & Co., our Israeli counsel.

                                       22

                                     EXPERTS

     The consolidated financial statements of TTI Team Telecom International
Ltd. appearing in TTI Team Telecom International Ltd.'s Annual Report (Form
20-F) for the year ended December 31, 2005, have been audited by Kost, Forer,
Gabbay & Kasierer, independent registered public accounting firm and a member of
Ernst & Young Global, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                MATERIAL CHANGES

     Except as otherwise described herein, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed under the Exchange Act and incorporated by reference herein, no material changes have occurred since
December 31, 2005.

                       ENFORCEABILITY OF CIVIL LIABILITIES

     Service of process upon us and upon our directors and officers and the
Israeli experts named in this prospectus, a substantial number of whom reside outside the United States, may be difficult to obtain within the United States.
Furthermore, because our principal assets and a substantial number of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

     We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran,
Meiri & Co., that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

     o    the judgment is enforceable in the state in which it was given;

     o    adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

     o    the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of
          Israel;

     o    the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

     o    an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

     We have irrevocably appointed TTI Team Telecom International, Inc. as our agent to receive service of process in any action against us in any competent court of the United States arising out of this offering or any purchase or sale of securities in connection with this offering.

     If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the
Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

                                       23

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form F-3 under the
Securities Act of 1933 with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports with the
SEC, including annual reports on Form 20-F which are required to be filed by
June 30 of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

     The registration statement on Form F-3 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC's Public Reference Room at 100 F Street, N.E.,
Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C.
20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov). You can find additional information about us at our website, www.tti-telecom.com. The information contained on, or linked from, our website is not a part of this prospectus.

     As a foreign private issuer, we are exempt from the rules under the
Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers, directors and principal shareholders are exempt from the "short-swing profits" reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with or submit to it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with or submitted to the SEC will update and supersede this information. We incorporate by reference into this prospectus the documents listed below:

     (a)  Our annual report on Form 20-F for the fiscal year ended December 31,
          2005, filed with the SEC on April 11, 2006;

     (b)  Our report on Form 6-K furnished to the SEC on February 16, 2006; and

     (c)  The description of our ordinary shares contained in our registration statement on Form 8-A, filed with the SEC on November 15, 1996, and any amendment or report filed for the purpose of updating such description.

     In addition, all subsequent annual reports on Form 20-F and any reports on
Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

     As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document.

                                       24

     We will deliver to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to:

     TTI Team Telecom International Ltd.
     7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
     Tel.: (+972) 3-926-9884
     Fax:  (+972) 3-926-9849
     Attn.:Chief Financial Officer

                                       25

     You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriter or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                            4,408,123 Ordinary Shares

                       TTI TEAM TELECOM INTERNATIONAL LTD.

                                 Ordinary Shares

                                   ----------

                                   PROSPECTUS

                                   ----------

                                  June 20, 2006